Registration No.  333-178277
                                                   1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 3324

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 22, 2011 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


        Tax-Advantaged Municipal Closed-End Portfolio, Series 22

                                 FT 3324

FT 3324 is a series of a unit investment trust, the FT Series. FT 3324 consists of a single portfolio known as Tax-Advantaged Municipal Closed-End Portfolio, Series 22 (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") issued by closed-end investment companies ("Closed-End Funds") that invest in tax-exempt municipal bonds. The Trust seeks monthly income that is exempt from federal income taxes and to reduce exposure to the Alternative Minimum Tax ("AMT").

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-1675


            The date of this prospectus is December 22, 2011


                            Table of Contents

Summary of Essential Information                                  3
Fee Table                                                         4
Report of Independent Registered Public Accounting Firm           5
Statement of Net Assets                                           6
Schedule of Investments                                           7
The FT Series                                                     9
Portfolio                                                         9
Risk Factors                                                     10
Public Offering                                                  13
Distribution of Units                                            15
The Sponsor's Profits                                            17
The Secondary Market                                             17
How We Purchase Units                                            17
Expenses and Charges                                             17
Tax Status                                                       18
Retirement Plans                                                 21
Rights of Unit Holders                                           21
Income and Capital Distributions                                 21
Redeeming Your Units                                             22
Removing Securities from the Trust                               23
Amending or Terminating the Indenture                            24
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                       25
Other Information                                                26

                    Summary of Essential Information

        Tax-Advantaged Municipal Closed-End Portfolio, Series 22
                                 FT 3324


 At the Opening of Business on the Initial Date of Deposit-December 22, 2011


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                     15,906
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/15,906
Public Offering Price:
Public Offering Price per Unit (2)                                                                          $   10.000
    Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                            __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                   9.900
    Less Deferred Sales Charge per Unit (3)                                                                      (.245)
                                                                                                            __________
Redemption Price per Unit (5)                                                                                    9.655
    Less Creation and Development Fee per Unit (3)(5)                                                            (.050)
    Less Organization Costs per Unit (5)                                                                         (.029)
                                                                                                            __________
Net Asset Value per Unit                                                                                    $    9.576
                                                                                                            ==========
Estimated Net Annual Distribution per Unit for the first year (6)                                           $    .5665
Cash CUSIP Number                                                                                           30279C 104
Reinvestment CUSIP Number                                                                                   30279C 112
Fee Accounts Cash CUSIP Number                                                                              30279C 120
Fee Accounts Reinvestment CUSIP Number                                                                      30279C 138
FTPS CUSIP Number                                                                                           30279C 146
Security Code                                                                                                   075621
Ticker Symbol                                                                                                   FJVURX

First Settlement Date                                        December 28, 2011
Mandatory Termination Date (7)                               December 19, 2013
Income Distribution Record Date                              Tenth day of each month, commencing January 10, 2012.
Income Distribution Date (6)                                 Twenty-fifth day of each month, commencing January 25, 2012.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 3.95% of the Public Offering Price per Unit (equivalent to 3.99% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of the Trust at the end of the initial offering period and estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) The estimated net annual distribution for subsequent years, $.5593 per Unit, is expected to be less than that set forth above for the first year because a portion of the Securities included in the Trust will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will receive consistent distributions from the underlying securities in which they invest and, therefore, that they will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee Table," "Risk Factors" and "Expenses and Charges." The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

(7) See "Amending or Terminating the Indenture."


                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                              1.00%(a)     $.100
   Deferred sales charge                                                                             2.45%(b)     $.245
   Creation and development fee                                                                      0.50%(c)     $.050
                                                                                                     _______      _______
   Maximum sales charge (including creation and development fee)                                     3.95%        $.395
                                                                                                     =======      =======

Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                      .290%(d)     $.0290
                                                                                                     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                                   0.081%       $.0080
   Trustee's fee and other operating expenses                                                        0.126%(f)    $.0125
   Acquired Fund fees and expenses                                                                   1.484%(g)    $.1469
                                                                                                     ________     ________
         Total                                                                                       1.691%       $.1674
                                                                                                     ========     ========

                              Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                         1 Year     2 Years
                         ______     _______
                         $593       $761

The example will not differ if you hold rather than sell your Units at the end of each period.

______________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 3.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.245 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2012.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Closed-End Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not an actual Trust operating expense, the Trust, and therefore Unit holders, will indirectly bear similar operating expenses of the Closed-End Funds in which the Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Closed-End Fund expenses disclosed in a fund's most recent Securities and Exchange Commission filing but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying Closed-End Fund shares were held directly.


                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 3324

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 3324, comprising Tax-Advantaged Municipal Closed-End Portfolio, Series 22 (the "Trust"), as of the opening of business on December 22, 2011 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on December 22, 2011, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 3324, comprising Tax-Advantaged Municipal Closed-End Portfolio, Series 22, as of the opening of business on December 22, 2011 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
December 22, 2011

                         Statement of Net Assets

        Tax-Advantaged Municipal Closed-End Portfolio, Series 22
                                 FT 3324


                    At the Opening of Business on the
                Initial Date of Deposit-December 22, 2011


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                            $157,471
Less liability for reimbursement to Sponsor for organization costs (3)                                            (461)
Less liability for deferred sales charge (4)                                                                    (3,897)
Less liability for creation and development fee (5)                                                               (795)
                                                                                                              ________
Net assets                                                                                                    $152,318
                                                                                                              ========
Units outstanding                                                                                               15,906
Net asset value per Unit (6)                                                                                  $  9.576
                                                   ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                         $159,062
Less maximum sales charge (7)                                                                                   (6,283)
Less estimated reimbursement to Sponsor for organization costs (3)                                                (461)
                                                                                                              ________
Net assets                                                                                                    $152,318
                                                                                                              ========
______________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a portfolio of common stocks of closed-end investment companies. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of December 19, 2013.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0290 per Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.245 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 20, 2012 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2012. If Unit holders redeem Units before June 20, 2012, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 3.95% of the Public Offering Price per Unit (equivalent to 3.99% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                         Schedule of Investments

        Tax-Advantaged Municipal Closed-End Portfolio, Series 22
                                 FT 3324


 At the Opening of Business on the Initial Date of Deposit-December 22, 2011


                                                                            Percentage        Number    Market       Cost of
Ticker Symbol and                                                           of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)                                            Offering Price    Shares    per Share    the Trust (2)
________________________________                                            ______________    ______    _________    _____________
CLOSED-END FUNDS (100.00%):
BIE      BlackRock Municipal Bond Investment Trust                            5.00%           522       $15.09       $  7,877
BAF      BlackRock Municipal Income Investment Quality Trust                  5.25%           551        15.00          8,265
BBF      BlackRock Municipal Income Investment Trust                          4.50%           499        14.20          7,086
BYM      BlackRock Municipal Income Quality Trust                             5.25%           574        14.40          8,266
BSE      BlackRock New York Municipal Income Quality Trust                    4.50%           476        14.88          7,083
VCF      Delaware Investments Colorado Municipal Income Fund Inc.             1.50%           173        13.67          2,365
EVM      Eaton Vance California Municipal Bond Fund                           4.25%           543        12.32          6,690
EIA      Eaton Vance California Municipal Bond Fund II                        3.00%           379        12.46          4,722
NYH      Eaton Vance Insured New York Municipal Bond Fund II                  1.50%           174        13.59          2,365
EIO      Eaton Vance Insured Ohio Municipal Bond Fund                         1.50%           184        12.85          2,364
MAB      Eaton Vance Massachusetts Municipal Bond Fund                        1.50%           166        14.25          2,365
EIM      Eaton Vance Municipal Bond Fund                                      5.25%           659        12.54          8,264
EOT      Eaton Vance National Municipal Opportunities Trust                   5.25%           403        20.51          8,266
EMJ      Eaton Vance New Jersey Municipal Bond Fund                           1.50%           175        13.49          2,361
ENX      Eaton Vance New York Municipal Bond Fund                             3.25%           364        14.06          5,118
EIP      Eaton Vance Pennsylvania Municipal Bond Fund                         1.50%           180        13.10          2,358
FPT      Federated Premier Intermediate Municipal Income Fund                 5.00%           565        13.94          7,876
FMN      Federated Premier Municipal Income Fund                              3.00%           313        15.11          4,729
NKX      Nuveen Insured California Tax-Free Advantage Municipal Fund          4.00%           450        14.00          6,300
NGX      Nuveen Insured Massachusetts Tax-Free Advantage Municipal Fund       1.50%           172        13.75          2,365
NRK      Nuveen Insured New York Tax-Free Advantage Municipal Fund            1.50%           167        14.12          2,358
NEA      Nuveen Insured Tax-Free Advantage Municipal Fund                     5.25%           570        14.50          8,265
NUW      Nuveen Municipal Value Fund 2                                        5.25%           473        17.48          8,268
PCQ      PIMCO California Municipal Income Fund                               3.25%           386        13.25          5,114
PZC      PIMCO California Municipal Income Fund III                           3.25%           526         9.74          5,123
PML      PIMCO Municipal Income Fund II                                       5.25%           729        11.34          8,267
PNF      PIMCO New York Municipal Income Fund                                 5.00%           719        10.95          7,873
PNI      PIMCO New York Municipal Income Fund II                              3.25%           445        11.50          5,118
                                                                            _______                                  ________
                    Total Investments                                       100.00%                                  $157,471
                                                                            =======                                  ========
___________

See "Notes to Schedule of Investments" on page 8.

Page 7


                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 22, 2011. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $158,227 and $756, respectively.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 3324, consists of a single portfolio known as Tax-Advantaged Municipal Closed-End Portfolio, Series 22.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of Closed-End Funds with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units
("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Trust seeks monthly income that is exempt from federal income taxes and to reduce exposure to the alternative minimum tax ("AMT") by investing in a diversified pool of closed-end funds that invest in tax-exempt municipal bonds. It is important to note that certain distributions paid by certain funds may be subject to federal income taxes and the AMT.

Americans deal with a number of different taxes in their everyday lives. Perhaps none are more noticeable than individual income taxes. In fact, individual income taxes comprise the largest component of Americans' tax bill. On average, Americans had to work a full 36 days in the year 2011 just to earn enough money to pay for them. [The Tax Foundation]

Tax Freedom Day, the day on which Americans have earned enough money to pay all federal, state and local taxes for the year, is three days later in 2011 than in 2010. Americans will pay more in taxes in 2011 than they spend on food, clothing and shelter combined. [The Tax Foundation] These examples are based on an overall average tax rate for the nation which is done by dividing the nation's total tax payments by the nation's income as projected by the Tax Foundation for 2011.

Another tax that is increasingly impacting more taxpayers is the AMT. The AMT was originally aimed at ensuring that wealthy individuals, trusts, estates and corporations pay at least some income tax. However, unlike regular income tax, the AMT brackets are not indexed for inflation. Because of this, millions of middle income taxpayers now find themselves subject to this additional tax.

Closed-End Fund Selection.

The Closed-End Funds were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the Closed-End Fund, the current dividend yield of the Closed-End Fund, the quality and character of the securities held by the Closed-End Fund, and the expense ratio of the Closed-End Fund, while attempting to limit the overlap of the securities held by the Closed-End Funds.

Closed-End Advantages.

- Portfolio Control. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers are better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds do not have to manage fund liquidity to meet potentially large redemptions.

- Income Distributions. Closed-end funds are structured to generally provide a more stable income stream than other managed investment products because they are not subjected to cash inflows and outflows, which can dilute dividends over time. However, as a result of bond calls, redemptions and advanced refundings, which can dilute a fund's income, the Trust cannot guarantee consistent income.

Insured Municipal Bonds.

Certain of the Closed-End Funds held by the Trust invest the majority of their assets in insured municipal bonds. This insurance is designed to guarantee the timely payment of principal and interest of the insured municipal bonds within a closed-end fund's portfolio. There is, however, no guarantee that a particular insurance company will be able to satisfy its obligations, if needed. In addition, certain of the Closed-End Funds held by the Trust may, in the future, elect to modify their investment objectives to provide that they are not required to invest a majority of their assets in insured municipal bonds. Any such change would not necessitate the removal of these Securities from the Trust and could increase the risk of investing in the Trust.

You should be aware that predictions stated herein may not be realized. Of course, as with any similar investment, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in common stocks of Closed-End Funds. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

The markets for credit instruments, including municipal securities, have experienced periods of extreme illiquidity and volatility since the latter half of 2007. Liquidity in the municipal bond market (the ability to buy and sell bonds readily) has been reduced. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of debt securities, including municipal securities. In addition, during 2008, several major dealers of municipal bonds exited the market via acquisition or bankruptcy. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the Trust's Securities uncertain and/or result in sudden and significant valuation increases or declines in its holdings. During times of reduced market liquidity, such as at the present, the Trust may not be able to sell Securities readily at prices reflecting the values at which the Securities are carried on the Trust's books. Sales of large blocks of securities by market participants, such as the Trust, that are seeking liquidity can further reduce security prices in an illiquid market.

In response to the current national economic downturn, governmental cost burdens may be reallocated among federal, state and local governments. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of municipal securities might seek protection under the bankruptcy laws.

On August 5, 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States of America to "AA+" from "AAA." In reaching its decision, Standard & Poor's cited the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate and their belief that further near-term progress containing the growth in public spending, especially on entitlements, or on reaching an agreement on revenues is less likely than they previously assumed. The impact of the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's is uncertain, but will likely lead to increased interest rates and volatility in the short-term.

Distributions. As stated under "Summary of Essential Information," the Trust will generally make monthly distributions of income. The Closed-End Funds make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Closed-End Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time.

Alternative Minimum Tax. While distributions of interest from the Trust are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax. However, as of the date of this prospectus, the Securities selected for the portfolio have little or no AMT exposure. There is no assurance that this will continue to be the case.

Closed-End Funds. Closed-end funds are actively managed investment companies which invest in various types of securities. Closed-end funds issue shares of common stock that are traded on a securities exchange. Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in the Trust may employ the use of leverage in their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks, including the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Municipal Bonds. Each of the Closed-End Funds held by the Trust invests in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Closed-End Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Closed-End Fund and would therefore impact the price of both the Securities and the Units. The current economic downturn is negatively affecting towns, counties and school districts across the nation. In recognition of this fact, Moody's recently assigned a negative outlook to the creditworthiness of all local governments in the United States. Ratings on municipal bonds, especially those that are backed by the U.S. government, may be downgraded by rating agencies as a result of the current economic downturn and actions by Standard & Poor's with respect to their downgrade of the credit rating on U.S. long-term sovereign debt. A rating downgrade could impact the market prices and yields of affected securities as well as the value of your Units to the extent the securities are held in the Trust.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

Insurance Risk. Certain of the Closed-End Funds in the Trust invest a majority of their assets in insured municipal bonds. Insurance guarantees the timely payment, when due, of all principal and interest on the insured securities. Such insurance is effective so long as the insured security is outstanding and the insurer remains in business. Insurance relates only to the particular security and not to the Units offered hereby or to their market value. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future. Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

Legislation/Litigation. From time to time, various legislative initiatives are proposed which may have a negative impact on the prices of certain securities owned by the Closed-End Funds represented in the Trust. In addition, litigation regarding any of the issuers of the securities owned by such Closed-End Funds, such as litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Closed-End Funds or on the issuers of the underlying securities in which they invest.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 3.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.295 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0817 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from April 20, 2012 through June 20, 2012. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 3.45% of the Public Offering Price (equivalent to 3.573% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent December 31, commencing December 31, 2012, to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                               Your maximum     Dealer
If you invest                  sales charge     concession
(in thousands):*               will be:         will be:
______________                 ____________     __________
$50 but less than $100         3.70%            2.90%
$100 but less than $250        3.45%            2.65%
$250 but less than $500        3.10%            2.35%
$500 but less than $1,000      2.95%            2.25%
$1,000 or more                 2.45%            1.80%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use redemption proceeds from other unit investment trusts we sponsor or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 2.45% of the Public Offering Price), but you will not be eligible to receive the reduced sales charge described in the above table with respect to such proceeds. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable equity securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.15% of the Public

Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased with redemption or termination proceeds, this amount will be reduced to 2.15% of the sales price of these Units (1.80% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
_____________________                     __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differs from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Closed-End Funds.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses, and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell
Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends, returns of capital and exempt-interest dividends. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends, is generally not included in your net investment income for purposes of this tax.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units. Further, if you hold your Units for six months or less, any loss incurred by you related to the disposition of such a Unit will be disallowed to the extent of the exempt-interest dividends you received, except as otherwise described in the next section.

For Units purchased on or after January 1, 2011 (or, 2012, if the Units are acquired in a reinvestment plan in 2011), the information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the Trust if the Trust declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, any loss recognized on the sale of your Units is not disallowed, it will be recharacterized as long term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Exempt Interest Dividends.

A RIC may report any portion of a dividend (other than a capital gain dividend) as an "exempt-interest dividend," if at least half of the RIC's assets consist of tax-exempt state and local bonds. In the case of a qualified fund of funds, the RIC may (i) pay exempt-interest dividends without regard to the requirement that at least 50% of the value of its total assets consist of tax-exempt state and local bonds and (ii) elect to allow its shareholders the foreign tax credit without regard to the requirement that more than 50% of the value of its total assets consist of stock or securities in foreign corporations. For this purpose, a qualified fund of funds means a RIC at least 50% of the value of the total assets of which (at the close of each quarter of the taxable year) is represented by interests in other RICs. Unit holders treat an exempt-interest dividend as an item of tax-exempt interest.

The Trust intends to qualify as a qualified fund of funds, as described above. If the Trust is a qualified fund of funds, some or all of a dividend paid by the Trust may be treated as an exempt interest dividend.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Further, because the Trust pays exempt-interest dividends, which are treated as exempt-interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Units.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and, other than exempt-interest dividends, will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the Trust beginning prior to 2012, distributions from the Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions after December 31, 2012 may be subject to a U.S.
withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

-  Individual Retirement Accounts,

-  Keogh Plans,

-  Pension funds, and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax adviser. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. Distributions will consist of an amount substantially equal to the Unit holder's pro rata share of the balance of the Income Account calculated on the basis of one-twelfth of the estimated annual dividend distributions (reset on a quarterly basis) in the Income Account after deducting estimated expenses. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us; or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $150 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2010, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $32,596,954 (audited).

This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trust, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 27


                             First Trust(R)

        Tax-Advantaged Municipal Closed-End Portfolio, Series 22

                                 FT 3324

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:                     Trustee:

        FTP Services LLC                 The Bank of New York Mellon

     120 East Liberty Drive                  101 Barclay Street
     Wheaton, Illinois 60187              New York, New York 10286
         1-866-514-7768                        1-800-813-3074
                                            24-Hour Pricing Line:
                                               1-800-446-0132

                        ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

    This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-178277) and

-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
       Room may be obtained by calling the SEC at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            December 22, 2011


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 3324 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated December 22, 2011. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
Municipal Bonds
   Health Care Revenue Bonds                                   2
   Single Family Mortgage Revenue Bonds                        2
   Multi-Family Mortgage Revenue Bonds                         3
   Water and Sewerage Revenue Bonds                            3
   Electric Utility Revenue Bonds                              3
   Lease Obligation Revenue Bonds                              3
   Industrial Revenue Bonds                                    4
   Transportation Facility Revenue Bonds                       4
   Educational Obligation Revenue Bonds                        4
   Resource Recovery Facility Revenue Bonds                    5
   Discount Bonds                                              5
   Original Issue Discount Bonds                               5
   Zero Coupon Bonds                                           5
   Premium Bonds                                               5
   Special Tax Bonds                                           6
   Tax Allocation Bonds                                        6

Risk Factors.

Securities. The Securities in the Trust represent shares of closed-end mutual funds which invest in tax-exempt municipal bonds. As such, an investment in Units of the Trust should be made with an understanding of the risks of investing in both closed-end fund shares and municipal bonds.

Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by the Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that the Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of the Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

The following is a discussion of certain of the risks associated with specific types of bonds.

Municipal Bonds.

Certain of the bonds held by the Securities in the Trust may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds in the funds may be revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in the funds, both within a particular classification and between classifications, depending on numerous factors. A description of certain types of revenue bonds follows.

Health Care Revenue Bonds. Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Single Family Mortgage Revenue Bonds. Certain of the bonds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively from the date of issuance.

Multi-Family Mortgage Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the New York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992.

Water and Sewerage Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Electric Utility Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such bonds to make payments of principal and/or interest on such bonds.

Lease Obligation Revenue Bonds. Certain of the bonds may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard," which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Industrial Revenue Bonds. Certain of the bonds may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a fund may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other bonds in the funds prior to the stated maturity of such bonds.

Transportation Facility Revenue Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Educational Obligation Revenue Bonds. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the funds. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Resource Recovery Facility Revenue Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the funds prior to the stated maturity of the Bonds.

Discount Bonds. Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

Original Issue Discount Bonds. Certain of the bonds may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the bonds approach maturity.

Zero Coupon Bonds. Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

Premium Bonds. Certain of the bonds may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased by the fund were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value.

Special Tax Bonds. Certain of the bonds may be special tax bonds payable from and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the purchase of fuel, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds. Certain of the bonds may be tax allocation bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                                S-1


                            SIGNATURES

     The Registrant, FT 3324, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT 1393; FT
1422;  FT  1423; FT 1524; FT 1525; FT 1573; FT 1590;  FT  1635;  FT
1638;  FT  1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT  1809;  FT
1829;  FT  1859; FT 1863; FT 1888; FT 1894; FT 1911;  FT  1937;  FT
1977;  FT  1991; FT 1994; FT 2038; FT 2051; FT 2057;  FT  2079;  FT
2092;  FT  2106; FT 2107; FT 2126; FT 2159; FT 2165;  FT  2170;  FT
2181;  FT  2220; FT 2253; FT 2261; FT 2311; FT 2326;  FT  2356;  FT
2364;  FT  2386; FT 2408; FT 2427; FT 2462; FT 2482;  FT  2488;  FT
2489;  FT  2517; FT 2530; FT 2548; FT 2603; FT 2611;  FT  2617;  FT
2618;  FT  2659; FT 2668; FT 2681; FT 2709; FT 2746;  FT  2747;  FT
2752;  FT  2753; FT 2772; FT 2824; FT 2866; FT 2871;  FT  2878;  FT
2879;  FT  2884; FT 2893; FT 2935; FT 2939; FT 3007;  FT  3008;  FT
3016;  FT  3017; FT 3022; FT 3024; FT 3025; FT 3032;  FT  3109;  FT
3128;  FT 3161; FT 3166; FT 3167; FT 3183; FT 3196; FT 3260 and  FT
3266 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2)   that,  except to the extent necessary  to  identify  the
specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the regis tration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)   that  it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 3324, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on December 22, 2011.

                              FT 3324

                              By   FIRST TRUST PORTFOLIOS L.P.
                                        Depositor


                              By   Jason T. Henry
                                   Senior Vice President


                                S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

      Name                Title*                      Date

 James A. Bowen   Director    of     The )   December 22, 2011
                  Charger   Corporation, )
                  the General Partner of )
                  First Trust Portfolios )   Jason T. Henry
                  L.P.                   )   Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                S-3


     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-178277 on Form S-6 of our report dated December 22, 2011, relating to the financial statement of FT 3324, comprising Tax-Advantaged Municipal Closed-End Portfolio, Series 22, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.


/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
December 22, 2011


                                S-4


                        CONSENT OF COUNSEL

     The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

               CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                S-5


                           EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT
         785).

1.1.1 Form of Trust Agreement for FT 3324 and certain subsequent Series, effective December 22, 2011 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio
         Supervisor,  and FTP Services LLC, as FTPS Unit  Servicing
         Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series
         19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


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2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series
         18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                S-7